UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2010 of Paragon Shipping Inc. (the “Company”), and unaudited interim condensed consolidated financial statements of the Company for the six months ended June 30, 2010 and the accompanying notes thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-164370) that was declared effective on February 5, 2010.

Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2010 and 2009. Unless otherwise specified herein, references to the “Company” or “we” shall include Paragon Shipping Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2009. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide ocean going transportation services worldwide. We are a provider of international seaborne transportation services, carrying containers and various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007. Our current drybulk fleet consists of eight Panamax drybulk carriers, two Supramax drybulk carriers, two Handymax drybulk carriers. In July 2010, the Company diversified into containers with the delivery of its first 3,400 TEU container vessel. In addition, the Company has agreed to acquire an additional 2010-built 3,400 TEU container vessel, to be named “Box Trader”, which is expected to be delivered to the Company within August 2010. Furthermore, the Company has also entered into shipbuilding contracts for the construction of four Handysize drybulk vessels and three Kamsarmax drybulk vessels. The Company expects to take delivery of the Handysize drybulk vessels in the fourth quarter of 2011 and third quarter of 2012, while the Kamsarmax drybulk vessels are expected in the second, third and fourth quarters of 2012. Furthermore, on July 5, 2010, the Company entered into a Memorandum of Agreement for the sale of the M/V Clean Seas to an unrelated third party. The M/V Clean Seas is to be delivered to its new owner between September 1, 2010 and October 31, 2010.

Vessel Management

Allseas Marine is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman, chief executive officer and interim chief financial officer, Michael Bodouroglou.

We primarily employ our vessels on time charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months.

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays voyage expenses. Whether our vessels are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•

Voyage days (also referred to as available days). We define voyage days as the total number of days in a period during which each vessel in the fleet was owned net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of voyage days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•

Charter contracts. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions. In the case of a spot market charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Time Charter Revenues

Time charter revenues are driven primarily by the number of vessels that we have in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier market and other factors affecting spot market charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Out of Market Acquired Time Charters

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we include the fair value of the above or below market charter in the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management’s estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition to time charter revenue.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, other miscellaneous expenses and drydocking. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Drydocking expenses

We expense drydocking costs as incurred.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life is determined to be 25 years for drybulk carriers and 30 years for container vessels from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value.

Management Fees

As of June 1, 2010, we pay Allseas management fees of €620 per day per vessel. This amount is subject to adjustment on January 1 of each year based on the annual Greek inflation rate.

We entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas be reimbursed on a quarterly basis.

For each of the six months ended June 30, 2010 and June 30, 2009, an additional amount of €142,500 and $100,000, respectively, was charged by Allseas for legal, accounting and finance services that were provided during the period. We have also entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) Euro 3 million.

General and Administrative Expenses

General and administrative expenses include share based compensation. In addition, general and administrative expenses include the cost of remuneration to directors and officers, a bonus award for executive officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels.

Selected Information

The following tables present selected unaudited consolidated financial and other data of Paragon Shipping Inc. for the six months ended June 30, 2009 and 2010 and as of December 31, 2009 and June 30, 2010, which is derived from our unaudited consolidated condensed financial statements and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for fleet data and average daily results.

STATEMENTS OF INCOME	Six Months Ended June 30,
	2009	2010

Net revenues	79,448,065	57,544,180
Vessel operating expenses	10,101,182	8,982,050
Drydocking expenses	64,257	1,250,640
Management fees	1,760,272	1,749,393
General and administrative expenses	2,026,252	7,401,444
Operating income	42,358,018	22,778,342
Net income	35,001,240	16,465,624
Earnings per Class A common share, basic and diluted	1.17	0.32
CASH FLOW DATA
Net Cash from operating activities	43,520,683	28,658,040
Net Cash used in investing activities	(40,000,000)	(38,425,298)
Net Cash from / (used in) financing activities	33,285,103	(50,641,720)
Net increase / (decrease) in cash and cash equivalents	36,805,786	(60,408,978)

	December 31,	June 30,
	2009	2010
BALANCE SHEET DATA

Total assets	812,692,848	775,477,279
Total liabilities	356,427,030	303,021,969
Total shareholders’ equity	456,265,818	472,455,310
	Six Months Ended June 30,
	2009	2010
FLEET DATA
Average number of vessels (1)	12.0	11.1
Available days for fleet (2)	2,142	1,946
Calendar days for fleet (3)	2,172	2,005
Fleet utilization (4)	99%	97%
AVERAGE DAILY RESULTS
Vessel operating expenses (5)	4,651	4,480
Drydocking expenses (6)	30	624
Management Fees (7)	810	873
General and administrative expenses (8) adjusted	794	1,274
Total vessel operating expenses (9) adjusted	6,284	7,251

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off-hire days with major repairs, drydocks or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(6)

Daily drydocking expenses is calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.

(7)

Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.

(8)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

(9)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

Results of Operations

Six months ended June 30, 2010 and June 30, 2009

The following analysis exhibits the primary driver of differences between these periods.

•

Time charter revenue—Time charter revenue for the six months ended June 30, 2010, was $60.9 million, compared to $83.9 million for the six months ended June 30, 2009. The decrease in time charter revenue reflects principally the decrease in the charter rates earned by the vessels and the decrease in the average number of vessels in our fleet from 12.0, for the six months ended June 30, 2009, to 11.1 for the six months ended June 30, 2010, and a corresponding decrease in the number of calendar days of our fleet from 2,172 for the six months ended June 30, 2009, to 2,005 for the six months ended June 30, 2010. The amortization of below and above market acquired time charters increased total net revenue by $5.3 million for the six months ended June 30, 2010, compared to $9.2 million for the six months ended June 30, 2009. After deducting commissions of $3.4 million, we had net revenue of $57.5 million, for the six months ended June 30, 2010, compared to $79.4 million net revenue after deducting commissions of $4.4 million for the six months ended June 30, 2009. The decrease in commissions for the six months ended June 30, 2010, compared to commissions for the six months ended June 30, 2009, is mainly due to the decrease in the charter rates earned by the vessels, the decrease in the average number of vessels and the number of calendar days of our fleet. The charter rates earned by the vessels may be negatively affected in the future following expiration of current charters if the current charter market environment does not improve or worsens.

•

Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs for the six months ended June 30, 2010 amounted to $9.0 million, compared to $10.1 million for the six months ended June 30, 2009, primarily as a result of the sale of the M/V Blue Seas, which was delivered to its new owners in January 2010, and the corresponding decrease in the number of calendar days in our fleet and crewing costs for the six months ended June 30, 2010, compared to the six months ended June 30, 2009.

•

Management fees charged by a related party— We incurred an aggregate of $1.7 million in management fees charged by Allseas for the six months ended June 30, 2010, compared to $1.8 million in management fees for the six months ended June 30, 2009, reflecting the decrease in the average number of vessels in our fleet for the six months ended June 30, 2010, compared to the six months ended June 30, 2009, and the corresponding decrease in the number of calendar days of our fleet, as well as the adjustment to the management fee per day per vessel in line with the management agreement. We paid Allseas an average management fee of $783 per day per vessel during the six months ended June 30, 2010 and an additional amount of €142,500 was charged by Allseas to us for legal, accounting and finance services that were provided throughout the period. We paid a management fee to Allseas of $765 per day per vessel during the six months ended June 30, 2009, pursuant to the management agreement for the management services. For the six months ended June 30, 2009 an amount of $100,000 was also charged for legal, accounting and finance services that were provided during the period, as per the agreement dated February 19, 2008.

•

Depreciation—Depreciation of vessels for the six months ended June 30, 2010, amounted to $16.2 million, compared to $17.2 million for the six months ended June 30, 2009, reflecting the decrease in the average number of vessels in our fleet for the six months ended June 30, 2010, compared to the six months ended June 30, 2009.

•

General and administrative expenses—General and administrative expenses for the six months ended June 30, 2010, were $7.4 million, including share-based compensation of $4.8 million, compared to $2.0 million of general and administrative expenses, including share-based compensation of $0.3 million for the six months ended June 30, 2009. The $5.4 million increase in general and administrative expenses relates mainly to the increase of $4.5 million in share-based compensation due to the amortization of the share awards granted in the second half of 2009. In addition, the increase in general and administrative expenses is also due to the aggregate increase of $0.4 million in the cost of remuneration to directors and officers, the increase in costs of $0.2 million for professional services and other related costs incurred in connection with publicly listed company requirements, as well as the increase of $0.3 million in other general and administrative expenses.

•

Interest and finance costs—Interest and finance costs for the six months ended June 30, 2010 were $4.7 million, compared to $7.2 million for the six months ended June 30, 2009, resulting primarily from the decrease in the average outstanding indebtedness.

•

Loss on interest rate swaps—Loss on interest rate swaps for the six months ended June 30, 2010 of $1.8 million consists of unrealized gain of $2.4 million, representing a gain to record at fair value of our interest rate swaps for the six months ended June 30, 2010 and realized expenses of $4.2 million incurred during the six months ended June 30, 2010. Loss on interest rate swaps for the six months ended June 30, 2009 of $0.5 million consists of unrealized gain of $2.2 million, representing a gain to record at fair value six interest rate swaps for the six months in 2009 and realized expenses of $2.7 million incurred during the six months ended June 30, 2009.

•

Net income—As a result of the above factors, net income for the six months ended June 30, 2010 was $16.5 million, compared to $35.0 million net income for the six months ended June 30, 2009.

Cash Flows

•

Our principal sources of funds for the six months ended June 30, 2010 have been the earnings before non-cash charges and proceeds from the sale of one of our vessels. Our principal uses of funds have been (i) advance payments for vessel acquisitions and vessels under construction, (ii) working capital requirements, (iii) principal and interest payments on our existing indebtedness as well as the repayment in full of the loan associated with vessel sold and (iv) dividend payments to our common stockholders. Cash and cash equivalents totaled $73.6 million at June 30, 2010, compared to $134.0 million at December 31, 2009. Working capital surplus was $61.4 million as of June 30, 2010, compared to $111.1 million as of December 31, 2009. This decrease is mainly due to the decrease in cash and cash equivalents by $60.4 million, offset by the sale of the M/V Blue Seas, which resulted in a decrease in liabilities associated with vessel held for sale of $24.9 million offset by a decrease in vessel held for sale by $18.1 million. It is also due to the decrease in restricted cash by $3.8 million, offset by the decrease in current portion of long-term debt by $4.0 million and to other fluctuations in the rest of current assets and current liabilities. The overall cash position in the future may be negatively impacted if the current economic environment worsens.

Operating Activities

•

Net cash from operating activities was $28.7 million for the six months ended June 30, 2010, compared to $43.5 million for the six months ended June 30, 2009, mainly due to the lower cash flows from charter hire, partly offset by the decrease in commissions and operating expenses.

Investing Activities

•

Net cash used in investing activities was $38.4 million, for the six months ended June 30, 2010. This mainly reflects the advance payments of $57.5 million regarding the construction of our seven newbuilding drybulk vessels and the $4.1 million advance payment regarding the 10% deposit for the acquisition of M/V Dream Seas, offset by the proceeds of $18.3 million from the sale of the M/V Blue Seas, the proceeds from the sale of the option relating to Hull no. 623 of $1.1 million and the decrease in restricted cash of $3.8 million. Net cash used in investing activities, for the six months ended June 30, 2009, was $40.0 million, which reflects a net increase of $40.0 million in restricted cash for the six months ended June 30, 2009.

Financing Activities

•

Net cash used in financing activities was $50.6 million for the six months ended June 30, 2010, which is the result of the repayment of long-term debt, which in aggregate amounted to $44.8 million, the payments of financing costs of $0.8 million and by the dividends paid of $5.1 million. Net cash from financing activities was $33.3 million, for the six months ended June 30, 2009, which is the result of the repayment of long-term debt, net of proceeds, in the amount of $25.4 million, the net proceeds from the issuance of common shares of $61.9 million, the payments of financing costs of $0.2 million and by the dividends paid of $3.1 million.

Loan Facilities

For information relating to our secured loans and credit facilities, please see Note 12 to our financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 and Notes 5 and 10 to our unaudited condensed consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet in the future, maintenance costs to ensure the quality of our drybulk carriers and container vessels, compliance with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on loan facilities, and, with the discretion of our board of directors and subject to the consent of our lenders, pay dividends to our shareholders. Furthermore, we have agreed to acquire two newbuild 3,400 TEU container vessels, for €40.0 million each, of which we accepted delivery of one container vessel on July 30, 2010 and entered into contracts for the building of seven vessels of an aggregate cost of $192.2 million which we intend to finance with a combination of equity and debt. If we do not acquire any additional vessels, we believe that our forecasted operating cash flows will be sufficient to meet our liquidity needs for the next 12 months assuming the charter market does not further deteriorate. If we do acquire additional vessels, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from existing and future equity offerings and revenues from operations to meet our liquidity needs going forward.

As of June 30, 2010, we had approximately $289.6 million of outstanding indebtedness, of which $35.2 million is payable within the next 12 months.

On July 2, 2010, a secured loan facility was signed with HSBC Bank Plc that, for an amount of $22.0 million to be used to finance part of the purchase price of M/V Dream Seas. The loan was drawn in full on July 7, 2010.

On July 28, 2010, the Company entered into a secured loan facility with Credit Suisse AG for up to $48.0 million to partly finance the purchase of the two newbuild container vessels (the Box Voyager and the Box Trader), comprising of two tranches, one for each vessel, of $24.0 million each. The first tranche of $24.0 million, which relates to Box Voyager, was drawn on July 30, 2010.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions, as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

We manage our exposure to interest rate fluctuations that will impact our future liquidity position through swap agreements. For information relating to our swap agreements, please see Note 13 to our financial statements included in our annual report on Form 20-F for the year ended December 31, 2009.

Subsequent Events

Dividend Declaration

On August 9, 2010, the Company’s board of directors declared a quarterly dividend of $0.05 per Class A common share with respect to the second quarter of 2010, payable on or about August 30, 2010 to shareholders of record on August 16, 2010.

Fleet Developments

The Company entered into agreements to acquire two 3,400 TEU newly built containerships from their builder Howardtwerke-Deutsche Werft, GmbH, Germany at a price of €40 million per vessel. On July 30, 2010, the Company took delivery of the Box Voyager. The second containership will be named “Box Trader” and is expected to be delivered to the Company within August 2010. Both vessels have been contracted on a fixed rate period time charter term of 24 months (plus / minus 45 days) with CSAV Valparaiso Chile at a gross daily charter rate of $20,000 per vesssel, with delivery dates starting from the middle of August and through the first week of September 2010.

On July 5, 2010, the Company entered into a Memorandum of Agreement for the sale of the M/V Clean Seas to an unrelated third party for $23.5 million less 3.5% commission. Under the terms of the Memorandum of Agreement the vessel is to be delivered to its new owner between September 1, 2010 and October 31, 2010. The exact delivery date is to be determined by the Seller. The M/V Clean Seas has a carrying value of $22.5 million as of June 30, 2010.

On July 8, 2010, the Company took delivery of the M/V Dream Seas, a 75,151 dwt 2009-built Panamax bulk carrier. The M/V Dream Seas has been time chartered to Intermare Transport GMBH, a leading German based commodities trading house, for a minimum 35 months and maximum 37 months at a gross daily time charter rate of $20,000. The time charter was commenced on July 9, 2010 and will expire between May and August 2013.

Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2009. For a discussion on our critical accounting policies please see Item 5 included in our annual report on Form 20-F for the year ended December 31, 2009.

-Table Follow-

Updated Fleet List

The following tables represent our drybulk fleet and the newbuilding vessels that we have agreed to acquire, as well as our containership fleet as of August 9, 2010.

Drybulk Fleet

Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Handymax
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	2	89,862
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Grand Total	12	794,634

Newbuildings that we have agreed to acquire

Name	Type	Dwt	Expected Delivery
Kamsarmax
Hull no. 619	Kamsarmax	82,000	2012
Hull no. 622	Kamsarmax	82,000	2012
Hull no. 624	Kamsarmax	82,000	2012
Total Panamax	3	246,000
Handysize
Hull no. 604	Handysize	37,200	2011
Hull no. 605	Handysize	37,200	2011
Hull no. 612	Handysize	37,200	2012
Hull no. 625	Handysize	37,200	2012
Total Handymax	4	148,800
Grand Total	7	394,800

Containership Fleet

Name	TEU	Dwt	Year Built
Box Voyager	3,426	42,650	2010
Total	3,426	42,650

Container vessels we have agreed to acquire

Name	TEU	Dwt	Year Built
Box Trader	3,426	42,650	2010
Total	3,426	42,650

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2009 and June 30, 2010
(Expressed in United States Dollars)
December 31, 2009 June 30, 2010
Assets
Current assets
Cash and cash equivalents	133,960,178	73,551,200
Restricted cash	31,000,000	27,190,000
Assets held for sale	18,050,402	-
Trade receivables	2,187,039	1,105,684
Other receivables	2,233,809	2,079,089
Prepaid expenses	464,804	542,142
Due from management company	1,231,879	1,384,777
Inventories	921,325	1,497,685
Total current assets	190,049,436	107,350,577
Fixed assets
Advances for vessels acquisitions and vessels under construction	-	62,291,104
Vessels at cost	683,721,898	683,721,898
Less: accumulated depreciation	(78,989,341)	(95,142,031)
Other fixed assets	51,718	95,877
Total fixed assets	604,784,275	650,966,848
Other assets	1,380,577	1,546,608
Restricted cash	15,510,000	15,510,000
Other long-term receivables	968,560	103,246
Total Assets	812,692,848	775,477,279
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of
$17,300 and $427,833 as of December 31, 2009 and June 30, 2010 respectively)	1,951,695	2,905,811
Accrued expenses	2,416,524	1,840,031
Interest rate swaps	6,820,289	4,093,308
Deferred income	3,701,832	1,908,202
Current portion of long-term debt	39,200,000	35,200,000
Liability associated with vessel held for sale	24,900,000	-
Total current liabilities	78,990,340	45,947,352
Long-Term Liabilities
Long-term debt	270,235,000	254,385,000
Deferred income	461,390	876,457
Interest rate swaps	1,467,499	1,813,160
Below market acquired time charters	5,272,801	-
Total long-term liabilities	277,436,690	257,074,617
Total Liabilities	356,427,030	303,021,969
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued,
none outstanding at December 31, 2009 and June 30, 2010	-	-
Class A common shares, $0.001 par value; 120,000,000 and 750,000,000 authorized; 51,189,033 and 51,233,033 issued and outstanding at
December 31, 2009 and June 30, 2010, respectively	51,189	51,233
Class B common shares, $0.001 par value; 5,000,000 authorized
none issued and outstanding at December 31, 2008 and June 30, 2010	-	-
Additional paid-in capital	408,619,010	413,465,840
Retained earnings	47,595,619	58,938,237
Total shareholders' equity	456,265,818	472,455,310
Total Liabilities and Shareholders' Equity	812,692,848	775,477,279

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the six months ended June 30, 2009 and 2010
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2010
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $9,211,003 and $5,272,803 for the
six months ended June 30, 2009 and 2010, respectively)	83,890,727	60,901,335
Less: commissions	4,442,662	3,357,155
Net Revenue	79,448,065	57,544,180
Expenses/(Income)
Voyage expenses	185,296	185,644
Vessels operating expenses (including expenses charged by a
related party of $100,200 and $146,961 for the six months ended
June 30, 2009 and 2010, respectively)	10,101,182	8,982,050
Dry-docking expenses	64,257	1,250,640
Management fees charged by a related party	1,760,272	1,749,393
Depreciation	17,199,643	16,161,035
General and administrative expenses (including share
based compensation of $302,659 and $4,846,874 for the six months ended
June 30, 2009 and 2010, respectively)	2,026,252	7,401,444
Impairment loss	6,005,000	-
Profit on sale of assets / vessel acquisition option	-	(851,030)
Gain from vessel early redelivery	(251,855)	(113,338)
Operating Income	42,358,018	22,778,342

Other Income/(Expenses)
Interest and finance costs	(7,206,311)	(4,729,660)
Loss on interest rate swaps	(534,371)	(1,790,384)
Interest income	364,166	248,015
Foreign currency gain/(loss)	19,738	(40,689)
Total Other Expenses, net	(7,356,778)	(6,312,718)
Net Income	35,001,240	16,465,624

Earnings per Class A common share, basic and diluted	$ 1.17	$ 0.32

Weighted average number of Class A common shares, basic and diluted	29,962,927	49,481,532

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Shareholders' Equity
For the six months June 30, 2009 and 2010
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
				(Accumulated
			Additional	Deficit)/
	Number of	Par	Paid-in	Retained
	Shares	Value	Capital	Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares and share based compensation	14,900,600	14,900	63,063,029		63,077,929
Dividends declared (0.05 per share)				(3,091,786)	(3,091,786)
Net Income				35,001,240	35,001,240
Balance June 30, 2009	42,039,115	42,039	381,578,519	21,798,104	403,418,662

Balance January 1, 2010	51,189,033	51,189	408,619,010	47,595,619	456,265,818
Issuance of Class A common shares, and share based compensation	44,000	44	4,846,830		4,846,874
Dividends declared (0.05 per share)				(5,123,006)	(5,123,006)
Net Income				16,465,624	16,465,624
Balance June 30, 2010	51,233,033	51,233	413,465,840	58,938,237	472,455,310

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2009 and 2010
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2010

Cash flows from operating activities
Net Income	35,001,240	16,465,624
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	17,199,643	16,161,035
Impairment loss	6,005,000	-
Profit on sale of assets / vessel acquisition option	-	(851,030)
Amortization of below and above market acquired time charters	(9,211,003)	(5,272,803)
Amortization of financing costs	825,125	430,224
Share based compensation	302,659	4,846,874
Unrealized gain on interest rate swaps	(2,154,422)	(2,381,320)
Changes in assets and liabilities
Trade receivables	(748,669)	1,081,355
Other receivables	354,475	154,720
Prepaid expenses	45,300	(77,338)
Inventories	(147)	(576,360)
Due from management company	(1,586,606)	(1,196,112)
Other long term receivables	(785,524)	865,314
Trade accounts payable	(17,570)	886,833
Accrued expenses	(2,209,617)	(500,413)
Deferred income	500,799	(1,378,563)
Net cash from operating activities	43,520,683	28,658,040
Cash flow from Investing Activities
Net proceeds from sale of assets / vessel acquisition option	-	19,362,892
Advances for vessel acquisitions and vessels under construction	-	(61,584,350)
Increase in other fixed assets	-	(13,840)
Restricted cash (net)	(40,000,000)	3,810,000
Net cash used in investing activities	(40,000,000)	(38,425,298)
Cash flows from financing activities
Proceeds from long-term debt	30,000,000	-
Repayment of long-term debt	(55,350,000)	(44,750,000)
Payment of financing costs	(188,050)	(768,714)
Proceeds from the issuance of Class A common shares	64,213,820	-
Class A common share offering costs	(2,298,881)	-
Dividends paid	(3,091,786)	(5,123,006)
Net cash from / (used in) financing activities	33,285,103	(50,641,720)
Net increase / (decrease) in cash and cash equivalents	36,805,786	(60,408,978)
Cash and cash equivalents at the beginning of the period	68,441,752	133,960,178
Cash and cash equivalents at the end of the period	105,247,538	73,551,200

 The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

1. Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 to act as a holding company. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended. The accompanying consolidated condensed financial statements include the accounts of Paragon Shipping Inc., and its wholly owned vessel owning subsidiaries (collectively the “Company”) as discussed in Note 1 to the consolidated financial statements for the year ended December 31, 2009 included in the Company’s Annual Report on Form 20-F and its wholly owned newly established subsidiary, Box Ships Inc which was incorporated in the Marshall Islands on May 19, 2010.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Paragon Shipping Inc., all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2010. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2009 included in the Company’s Annual Report on Form 20-F.

2. Significant Accounting Policies

A summary of the Company’s significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2009 included in the Company’s Annual Report on Form 20-F.

3. Advances for Vessel Acquisitions and Vessels under Construction

In April 2010, the Company entered into an agreement to acquire M/V Dream Seas, a 2009-built Panamax bulk carrier with a carrying capacity of 75,151 dwt, for an amount of $41.0 million. The vessel was delivered to the Company on July 8, 2010.

The Company entered into shipbuilding contracts with a Chinese shipyard for the construction of four Handysize drybulk vessels and three Kamsarmax drybulk vessels for an aggregate purchase price of approximately $192.2 million. The Company expects to take delivery of the Handysize drybulk vessels in the fourth quarter of 2011 and third quarter of 2012, while the Kamsarmax drybulk vessels in the second, third and fourth quarters of 2012.

Advances for vessel acquisitions and vessels under construction relate to the 10% advance payment for the M/V Dream Seas and installments that were due to the respective shipyard including capitalized expenses.

4. Vessels, Net

The decrease in the net vessels during the six month period ended June 30, 2010, is attributable to the depreciation charge for the period of $16.2 million.

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

5. Long-Term Debt

Debt	December 31 , 2009	June 30, 2010
Long-term debt	$270,235,000	$254,385,000
Current portion of long-term debt	$39,200,000	$35,200,000
Liability associated with vessel held for sale	$24,900,000	-
Total long-term debt	$334,335,000	$289,585,000

Details of the loan and credit facilities are discussed in Note 12 of our consolidated financial statements for the year ended December 31, 2009 included in the Company’s annual report on Form 20-F.

The decrease in total long-term debt is attributable to the scheduled loan repayments of $19.9 million, as well as the repayment of the outstanding loan balance of $24.9 million relating to the M/V Blue Seas, which was repaid in full with the completion of the sale of the vessel in January 2010.

The minimum annual principal payments, in accordance with the loan and credit facility agreements, as amended, required to be made after June 30, 2010 are as follows:

To June 30,
2011	35,200,000
2012	31,700,000
2013	142,510,000
2014	25,200,000
2015	12,200,000
Thereafter	42,775,000
Total	289,585,000

All vessels are first-priority mortgaged as collateral to the Company’s loan facilities.

6. Financial Instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loan and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of June 30, 2010, the Company’s outstanding interest rate swaps had a combined notional amount of $202 million.

The Company’s interest rate swaps did not qualify for hedge accounting. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and reflects the resulting unrealized loss/gain during the period in earnings. Information on the location and amounts of derivative fair values in the condensed consolidated balance sheets and derivative losses in the condensed consolidated income statements are shown below:

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

6. Financial Instruments – Continued

Derivatives Instruments not	Liability Derivatives
designated as hedging instruments		December 31, 2009	June 30, 2010
	Balance Sheet Location	Fair Value	Fair Value
Interests rate contracts	Current liabilities – Interest rate swaps	$6,820,289	$4,093,308
Interest rate contracts	Long-Term Liabilities – Interest rate swaps	1,467,499	1,813,160
Total derivatives		$8,287,788	$5,906,468

Derivatives Instruments not		Six Months Ended	Six Months Ended
designated as hedging instruments	Location of (Loss)/Gain Recognized	June 30, 2009	June 30, 2010
Interest rate swaps – Fair value	Gain on interest rate swaps	$2,154,422	$2,381,320
Interest rate swaps – Realized Loss	Loss on interest rate swaps	(2,688,793)	(4,171,704)
Total loss on interest rate swaps		$(534,371)	$(1,790,384)

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of our financial instruments as of December 31, 2009 and June 30, 2010.

Significant Other Observable Inputs (Level 2)
December 31, 2009	June 30, 2010
Interest rate swaps - liability	$8,287,788	$5,906,468

As of December 31, 2009 and June 30, 2010, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheet.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of the loan/credit facilities approximates the carrying value due to the variable interest rate and no significant change in the Company’s credit risk.

7. Earnings per Share (“EPS”)

All shares issued (including the non-vested share awards issued under the Equity Incentive Plan, as amended) of the Company’s common stock have equal rights to vote and participate in dividends. Basic earnings per share is computed using the two-class method and therefore income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

The Company excluded the dilutive effect of 32,000 stock option awards, 290,006 warrants as of June 30, 2009 and 2010 and 100,434 and 1,750,175 non-vested share awards as of June 30, 2009 and 2010, respectively, in calculating dilutive EPS for its Class A common shares as they were anti-dilutive.

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

7. Earnings per Share (“EPS”) – Continued

The following table sets forth the computation of basic and diluted net income per share for the six months ended June 30, 2009 and 2010:

	Six Months Ended	Six Months Ended
Numerators	June 30, 2009	June 30, 2010
Net income	$35,001,240	$16,465,624
Less: Income attributable to non-vested share awards	(83,620)	(562,107)
Net Income available to common shareholders	$34,917,620	$15,903,517
Denominators
Weighted average common shares outstanding, basic and diluted	29,962,927	49,481,532
Net income per common share:
Basic and diluted	$1.17	$0.32

8. Share Based Payments - Equity incentive plan – Non-vested share awards

During the six months ended June 30, 2010, the Company, under its Equity Incentive Plan, granted 12,000 of non-vested share awards to employees of Allseas on February 1, 2010, with a grant date fair value of $4.45 per share. The non-vested share awards will vest ratably over a four-year period with the first vesting date commencing on December 31, 2010.

A summary of the activity for non-vested share awards is as follows:

	Number of Shares	Weighted Average Fair Value

Non vested, December 31, 2009	1,739,508	$4.72
Granted	12,000	$4.45
Vested	(1,333)	$19.90
Non vested, June 30, 2010	1,750,175	$4.67

The remaining unrecognized compensation cost amounting to $6,823,534 as of June 30, 2010, is expected to be recognized over the remaining weighted average period of 1.0 years, according to the contractual terms of those non-vested share awards.

9. Contingencies

From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of June 30, 2010 the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

10. Subsequent Events

10.1 Dividend Declaration

On August 9, 2010, the Company’s board of directors declared a quarterly dividend of $0.05 per Class A common share with respect to the second quarter of 2010, payable on or about August 30, 2010 to shareholders of record on August 16, 2010.

10.2 Vessels

The Company entered into agreements to acquire two 3,400 TEU newbuild containerships at a price of €40 million per vessel. On July 30, 2010, the Company took delivery of the Box Voyager. The second containership, to be named “Box Trader”, is expected to be delivered to the Company within August 2010.

On July 5, 2010, the Company entered into a Memorandum of Agreement for the sale of the M/V Clean Seas for $23.5 million less 3.5% commission. Under the terms of the Memorandum of Agreement the vessel is to be delivered to its new owner between September 1, 2010 and October 31, 2010. The exact delivery date is to be determined by the Seller. The M/V Clean Seas has a carrying value of $22.5 million as of June 30, 2010.

10.3 Credit Facilities

On July 2, 2010, a secured loan facility was signed with HSBC Bank Plc that, for an amount of $22.0 million to be used to finance part of the purchase price of M/V Dream Seas (refer Note 3). The credit facility bears interest at LIBOR plus a margin of 2.60% plus mandatory costs and is repayable in 40 consecutive quarterly installments of $0.4 million commencing in the third quarter 2010, plus a balloon repayments of $6.0 million payable simultaneously with the final installment. This credit facility is secured by a first mortgage on the vessel M/V Dream Seas, by a corporate guarantee of the Company, and other usual maritime securities. The credit facility also provides for compliance with certain covenants which include: (i) the market value of the secured vessel plus the value of any additional security to be at least 130% of the loan outstanding balance, (ii) minimum cash balance of $0.5 million to be maintained with HSBC, (iii) the ratio of total liabilities to EBITDA shall not exceed 7:1 and (iv) the ratio of EBITDA to group interest expense of not less than 2.5:1. The loan was drawn in full on July 7, 2010.

On July 28, 2010, a secured loan facility was signed with Credit Suisse AG for an amount of up to $48.0 million to partly finance the purchase of the two newbuild container vessels (the Box Voyager and the Box Trader), comprising of two equal tranches, one for each vessel, of $24.0 million each. The loan bears interest at LIBOR plus a margin of 2.75% plus mandatory costs and each tranche is repayable in 40 equal quarterly consecutive installments of $0.4 million commencing three months after the respective drawdown, plus a balloon payment of $8.0 million payable together with the last installment, which must be no later than August 31, 2020. The facility will be secured by a first mortgage on the two newbuild container vessels and other usual maritime securities. In addition the facility also provides for compliance with certain covenants which include: (i) the market value of the secured vessels to be at least 130% of the loan outstanding balance and swap exposure, (ii) minimum liquidity of $0.5 million per vessel to be maintained, (iii) the consolidated leverage ratio not to exceed 75% (total consolidated financial indebtedness to total consolidated market value adjusted total assets), (iv) total consolidated market value adjusted net worth in excess of $100.0 million, (v) aggregate debt to EBITDA not to exceed 7:1 on a trailing 12-months basis at all times, (vi) EBITDA to interest expense ratio to be no less than 2.5:1. The first tranche of $24.0 million, which relates to Box Voyager, was drawn on July 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 10, 2010	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Interim Chief Financial Officer